UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the third quarter results ended February 1, 2009

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F ☐      Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes ☐    No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.

March 16, 2009
Per: /s/ Sylvain Aubry
Sylvain Aubry
Senior Director, Legal Affairs and Corporate Secretary

Management’s Discussion and Analysis

The purpose of this Management’s Discussion and Analysis (MD&A) is, as required by regulators, to explain management’s point of view on Alimentation Couche-Tard Inc.’s (Couche-Tard) financial condition and results of operations as well as the performance during the third quarter of the fiscal year ending April 26, 2009. More specifically, it aims to let the reader better understand our development strategy, performance in relation to objectives, future expectations and how we address risk and manage our financial resources. This MD&A also provides information to improve the reader’s understanding of the quarterly consolidated financial statements and related notes. It should therefore be read in conjunction with those documents. By "we", "our", "us" and "the Company", we refer collectively to Couche-Tard and its subsidiaries.

Except where otherwise indicated, all financial information reflected herein is expressed in United States dollars (US dollars) and determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP). The interim consolidated financial statements have not been audited nor have they been subject to a review engagement by the Company’s auditors.

We also use measures in this MD&A that do not comply with Canadian GAAP. When such measures are presented, they are defined and the reader is informed. You should read the following MD&A in conjunction with the annual consolidated financial statements and related notes included in Couche-Tard’s 2008 Annual Report (2008 annual report), which, along with additional information relating to Couche-Tard, including the latest Annual Information Form, is available on SEDAR at www.sedar.com, on the SEC’s website at www.sec.gov and on the Company’s website at www.couche-tard.com.

Forward-Looking Statements

This MD&A includes certain statements that are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Any statement in this MD&A that is not a statement of historical fact may be deemed to be a forward-looking statement. When used in this MD&A, the words "believe", "intend", "expect", "estimate" and other similar expressions are generally intended to identify forward-looking statements. It is important to know that the forward-looking statements in this MD&A describe our expectations as at March 16, 2009, which are not guarantees of future performance of Couche-Tard or its industry, and involve known and unknown risks and uncertainties that may cause Couche-Tard’s or the industry’s outlook, actual results or performance to be materially different from any future results or performance expressed or implied by such statements. Our actual results could be materially different from our expectations if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. A change affecting an assumption can also have an impact on other interrelated assumptions, which could increase or diminish the effect of the change. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, the reader is cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements do not take into account the effect that transactions or special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made.

Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

The foregoing risks and uncertainties include the risks set forth under "Business Risks" and "Other Risks" in our 2008 Annual Report as well as other risks detailed from time to time in reports filed by Couche-Tard with securities regulators in Canada and the United States.

Our Business

We are the leader in the Canadian convenience store industry. With respect to our positioning in North America, we are the second-largest independent convenience store operator (whether integrated with a petroleum company or not) in terms of number of stores.

Our network is comprised of 5,444 convenience stores throughout North America, including 3,607 stores with motor fuel dispensing. We are present in 11 North American markets, including eight in the United States covering 33 states and three in Canada covering ten provinces. More than 46,000 people are employed throughout our network and at the service offices. Since the beginning of fiscal year 2009, we implemented two new divisions in the U.S.: the Southwest division, which includes the states of Texas, Colorado, Oklahoma and New Mexico, and the Gulf division, which includes the states of Tennessee, Mississippi, Louisiana, Arkansas and the western Panhandle of Florida.

Our mission is to offer our clients outstanding service by developing a customized and friendly relationship while still finding ways to surprise them on a daily basis. In this regard, we strive to meet the demands and needs of our clientele based on their regional requirements. To do so, we offer consumers food and beverage items, motor fuel and other high-quality products and services designed to meet clients’ demands in a clean and welcoming environment. Our positioning in the industry stems primarily from the success of our business model, which is based on a decentralized management structure, an ongoing assessment of best practices and operational expertise that is enhanced by our experience in the various regions of our network. Our positioning is also a result of our focus on in-store merchandise, as well as our continued investments in our IMPACT program and the technological development of our stores.

The convenience store sector is fragmented and in a consolidation phase. Economies of scale are now essential to succeed in this business sector. We are participating in this process through our acquisitions and we believe that it is still possible for industry participants with a good financial position such as Couche-Tard to maintain sustained growth through mergers and acquisitions, especially in the current difficult economic conditions. However, these acquisitions would have to be concluded at reasonable conditions in order to create value for the Company and its shareholders. Therefore, we do not favor store count growth to the detriment of profitability.

Exchange Rate Data

The Company reports in US dollars given the predominance of its operations in the United States and its US dollar denominated debt.

The following table sets forth information about exchange rates based upon the Bank of Canada closing rates expressed as US dollars per Cdn$1.00:

	16-week periods ended		40-week periods ended
	February 1, 2009	February 3, 2008	February 1, 2009	February 3, 2008
Average for period (1)	0.8156	1.0107	0.9018	0.9720
Period end	0.8153	0.9874	0.8153	0.9874

(1) Calculated by taking the average of the closing exchange rates of each day in the applicable period.

Overview of the Third Quarter of 2009

Partnership

In connection with our commercial partnership with Irving Oil put in place during the first quarter of 2009 and relating to 252 convenience stores, we have integrated 31 Irving stores in Canada during the third quarter of fiscal 2009, bringing the integrated number of stores to 234 (110 in Canada and 124 in the U.S.). We expect that the remaining stores included in the initial agreement will be integrated to our network before the end of fiscal year 2009. In addition, pursuant to the agreement, another 19 Irving stores located in the United States were added to the initial 252 stores. These 19 stores were integrated with our network during the second and third quarters.

Franchises

On January 30, 2009, following the sale, by ConocoPhillips Company, of 314 stores they were operating under the Circle K banner, we signed, with the buyers, Convenience Retailers LLC and PCF Saleco, LLC, new franchise agreements for the same stores. In addition, on January 26, 2009, we concluded another franchise agreement with Jump Oil Company for the conversion of 45 of their stores operated in Missouri to the Circle K brand.

Dividends

On March 16, 2009, the Board of Directors declared a quarterly dividend of Cdn$0.035 per share for the third quarter of fiscal 2009 to shareholders on record as at March 25, 2009, and approved its payment for April 2, 2009. This is an eligible dividend within the meaning of the Income Tax Act of Canada.

Share repurchase program

On August 8, 2008, we implemented a share repurchase plan, expiring at the latest on August 7, 2009. During the third quarter, we have repurchased under this program a total of 352,400 Class B subordinate voting shares at an average cost of Cdn$11.85. On a cumulative basis since the implementation of the program, we have repurchased a total of 3,000 Class A multiple voting shares at an average cost of Cdn$13.44 and 2,145,000 Class B subordinate voting shares at an average cost of Cdn$13.47. Security holders may obtain a copy of the notice filed with the Toronto Stock Exchange, without charge, by contacting the Corporate Secretary of Alimentation Couche-Tard Inc. at 1600, St-Martin Blvd. East, Tower B, 2nd Floor, Laval, Québec, H7G 4S7.

Outstanding shares and stock options

As at March 13, 2009, Couche-Tard had 137,126,908 Class A multiple voting shares and 53,714,612 Class B subordinate voting shares issued and outstanding. In addition, as at the same date, Couche-Tard had 8,995,023 outstanding stock options for the purchase of Class B subordinate voting shares.

Subsequent events

On February 10, 2009, we acquired seven company-operated stores operating in the Greensboro and Raleigh areas in North Carolina, United States. The company leases the land of three of the properties and the buildings of two of these, while owning the remaining sites.

On February 2, 2009, we signed an agreement to acquire 13 stores in the Province of Québec from Exploitation Quali-T operating under the Pétro-T brand. The land and buildings of all 13 sites will be leased.

International economic crisis

In view of the global economic crisis, we are keeping even closer tabs on our risk management strategy, performance and expenditures. As stated in previous communications, some of our markets are affected by the crisis. Over the last quarters, although results have remained more than satisfying, we nevertheless felt head winds in the growth of internal merchandise revenues, motor fuel volumes and gross profit. Given the breadth of the financial crisis and widespread belief that the economic situation will not improve before several months, we will continue to manage prudently, to focus on customer service, invest in our stores and monitor acquisition opportunities. We are confident that our team will make the best of the situation in order to maintain maximum network performance.

We believe the Company is well positioned to face the crisis for the following reasons:

1)	Operating activities continue to generate significant net cash flows ($87.9 million during the third quarter of 2009 and $294.9 million over the first three quarters of 2009);
2)	The Company has a solid balance sheet as at February 1, 2009:
	a)	Cash position of $104.2 million;
	b)	A positive working capital of $70.5 million;
	c)	Availability of approximately $580.0 million secured in the form of credit facilities;
	d)	Borrowed amounts on credit facilities and the unsecured subordinate debt will come to maturity only in 2012 and 2013, respectively;
	e)	The Company is respecting all restrictive clauses;
	f)	Our debt ratios and financial expenses coverage ratio are healthy:
		a.	net interest-bearing debt/total capitalization ratio: 0.32:1;
		b.	net interest-bearing debt/EBITDA ratio: 1.15:1 (annualized over the last 12 months);
		c.	EBITDA/financial expenses ratio: 14.2:1 (annualized over the last 12 months).
3)	We have taken and will continue to take effective measures to preserve cash and sustain performance, while maintaining our future growth perspectives:
	a)	Tight control of capital expenditures;
	b)	Constant monitoring of operating, selling, administrative and general expenses.

Based on our assessment of the current situation, we do not expect liquidities to be an issue over the next 12 months and do not foresee any other short-term problems that may compromise the normal course of business over that same period.

Summary of changes in our stores during the third quarter and three first quarters of 2009

The following table presents certain information regarding changes in our stores over the 16-week and 40-week periods ended February 1, 2009:

	16-week period ended February 1, 2009			40-week period ended February 1, 2009
	Company-			Company-
	operated	Affiliated		operated	Affiliated
	stores	stores	Total	stores	stores	Total

Number of stores, beginning of period	4,352	1,064	5,416	4,068	1,051	5,119

Acquisitions	-	-	-	86	-	86

Openings / constructions / additions (1)	51	24	75	279	60	339

Closures / withdrawals	(33)	(14)	(47)	(63)	(37)	(100)

Number of stores, end of period	4,370	1,074	5,444	4,370	1,074	5,444
(1) Includes stores added to our network through the partnership agreement with Irving Oil.

During the quarter, we also implemented our IMPACT program in 54 company-operated stores (130 since the beginning of the fiscal year). As a result, 61.8% of our company-operated stores have now been converted to our IMPACT program.

Selected Consolidated Financial Information

The following table highlights certain information regarding our operations for the 16-week and 40-week periods ended February 1, 2009, and February 3, 2008:

(In millions of US dollars, unless otherwise stated)	16-week periods ended					40-week periods ended
	February 1,		February 3,		Variation	February 1,		February 3,			Variation
	2009		2008		%	2009		2008			%
Statement of Operations Data:
Merchandise and service revenues (1) :
United States	1,104.3		1,011.3		9.2	2,861.7		2,685.5			6.6
Canada	448.8		501.5		(10.5)	1,338.4		1,350.9			(0.9)
Total merchandise and service revenues	1,553.1		1,512.8		2.7	4,200.1		4,036.4			4.1
Motor fuel revenues:
United States	1,989.1		2,685.6		(25.9)	7,360.5		6,662.3			10.5
Canada	369.5		392.5		(5.9)	1,226.5		965.5			27.0
Total motor fuel revenues	2,358.6		3,078.1		(23.4)	8,587.0		7,627.8			12.6
Total revenues	3,911.7		4,590.9		(14.8)	12,787.1		11,664.2			9.6
Merchandise and service gross profit (1) :
United States	362.0		332.9		8.7	930.4		884.1			5.2
Canada	151.2		174.9		(13.6)	461.6		471.6			(2.1)
Total merchandise and service gross profit	513.2		507.8		1.1	1,392.0		1,355.7			2.7
Motor fuel gross profit:
United States	177.5		126.7		40.1	459.8		326.2			41.0
Canada	24.0		25.5		(5.9)	67.3		62.7			7.3
Total motor fuel gross profit	201.5		152.2		32.4	527.1		388.9			35.6
Total gross profit	714.7		660.0		8.3	1,919.1		1,744.6			10.0
Operating, selling, administrative and general expenses	546.6		529.4		3.2	1,436.3		1,323.7			8.5
Depreciation and amortization of property and equipment and other
assets	56.4		53.8		4.8	140.4		132.6			5.9
Operating income	111.7		76.8		45.4	342.4		288.3			18.8
Net earnings	71.1		50.5		40.8	215.9		173.8			24.2
Other Operating Data:
Merchandise and service gross margin (1) :
Consolidated	33.0%		33.6%		(0.6)	33.1%		33.6%			(0.5)
United States	32.8%		32.9%		(0.1)	32.5%		32.9%			(0.4)
Canada	33.7%		34.9%		(1.2)	34.5%		34.9%			(0.4)
Growth (decrease) of same-store merchandise revenues (2) (3) :
United States	0.5%		2.4%			(0.1%	)	3.3%
Canada	4.7%		1.6%			1.9%		4.4%
Motor fuel gross margin (3) :
United States (cents per gallon)	18.21		14.38		26.6	19.54		14.65			33.4
Canada (Cdn cents per litre)	4.38		5.03		(12.9)	4.76		5.03			(5.4)
Volume of motor fuel sold (4) :
United States (millions of gallons)	1,004.4		914.2		9.9	2,433.6		2,322.6			4.8
Canada (millions of litres)	669.9		501.7		33.5	1,556.7		1,284.9			21.2
(Decrease) growth of same-store motor fuel volume (3) :
United States	(6.2%	)	(1.0%	)		(7.1%	)	(0.5%	)
Canada	6.5%		5.3%			4.1%		6.4%
Per Share Data:
Basic net earnings per share (dollars per action)	0.37		0.25		48.0	1.11		0.86			29.1
Diluted net earnings per share (dollars per action)	0.36		0.24		50.0	1.09		0.84			29.8

						February 1,		April 27,			Variation
						2009		2008		$
Balance Sheet Data:
Total assets						3,144.2		3,320.6			(176.4)
Interest-bearing debt						731.2		842.2			(111.0)
Shareholders’ equity						1,325.1		1,253.7			71.4
Ratios:
Net interest-bearing debt/total capitalization (5)						0.32 : 1		0.33 : 1
Net interest-bearing debt/EBITDA (6)						1.15 : 1	(7)	1.29 : 1
1.	Includes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.
2.	Does not include services and other revenues (as described in footnote 1 above). Growth in Canada is calculated based on Canadian dollars.
3.	For company-operated stores only.
4.	Includes volume of franchisees and dealers.
5.

This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by the addition of shareholders’ equity and long-term debt, net of cash and cash equivalents and temporary investments. It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

6.

This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization). It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

7.

This ratio was standardized over a period of one year. It includes the results of the first, second and third quarters of the year ending April 26, 2009 as well as the fourth quarter of the year ended April 27, 2008.

Analysis of consolidated results for the third quarter and the first three quarters of 2009

Revenues

Our revenues amounted to $3.9 billion in the third quarter of fiscal 2009, down $679.2 million, for a decrease of 14.8% compared to the third quarter of fiscal 2008. The decline is chiefly the result of a $890.4 million decrease in motor fuel revenues resulting from a drop in sale price, an adverse impact of $172.6 million from the weakening Canadian dollar and a decrease in same-store motor fuel volumes in the U.S. These factors contributing to the decrease were partially offset by a $499.8 million increase generated by acquisitions, the growth of same-store merchandise revenues in the United States and Canada, as well as rising same-store motor fuel volumes in Canada.

For the first three quarters, our growth in revenues was $1.1 billion or 9.6%, which boosted our sales to $12.8 billion, of which $1.2 billion comes from acquisitions, $492.0 million from higher motor fuel retail prices in addition to increased same-store merchandise revenues and motor fuel volumes in Canada. These positive items where partially offset by a drop in same-store merchandise revenues and motor fuel volumes in the United States and the $167.3 million adverse impact of the weakening Canadian dollar. During the first three quarters, 80.0% of our revenues came from the United States compared to 80.1% last year.

More specifically, the growth of merchandise and service revenues for the third quarter of 2009 was $40.3 million, an increase of 2.7% compared to the same quarter last year, of which $120.9 million was generated by acquisitions, partially offset by a $96.8 million related to the depreciation of the Canadian dollar against its U.S. counterpart. Regarding internal growth, as measured by the growth in same-store merchandise revenues, it rose by 0.5% in the United States. Our business units in the United Sates put forward a product mix allowing them to maintain revenues as well as gross profits. As for the Canadian market, the 4.7% increase in same-store merchandise revenues is chiefly due to our merchandising strategy.

In the first three quarters of fiscal 2009, merchandise and services revenues rose by $163.7 million compared to the same period last year due to the $235.1 million generated by acquisitions and a 1.9% growth in same-store merchandise revenues in Canada. These positive results were partially offset by the $97.6 million adverse impact of the weakening Canadian dollar against its U.S. counterpart and the slight decrease of 0.1% in our same-store merchandise and services revenues in the United States.

Motor fuel revenues decreased by $719.5 million or 23.4% in the third quarter. The lower average retail price at the pump in the United Stated and Canada created a drop in revenues of $890,4 million, as shown in the following table, beginning with the fourth quarter of the year ended April 27, 2008:
					Weighted
Quarter	4th	1st	2nd	3rd	average
52-week period ended February 1, 2009
United States (US dollars per gallon)	3.22	3.91	3.67	2.00	3.08
Canada (Cdn cents per litre)	103.69	122.66	114.37	78.05	101.60
52-week period ended February 3, 2008
United States (US dollars per gallon)	2.52	2.98	2.73	2.96	2.81
Canada (Cdn cents per litre)	90.11	98.49	92.35	95.92	94.43

Acquisitions contributed $174.9 million additional gallons in the third quarter, or $378.9 million in revenues, partially offset by the depreciation of the Canadian dollar against its U.S. counterpart, resulting in a decrease in revenues of $75.8 million. The same-store motor fuel volume fell 6.2% in the United States and rose 6.5% in Canada. In the United States, the negative performance is mainly due to poor economic conditions in the southern part of the country.

For the first three quarters, motor fuel revenues rose $959.2 million, up 12.6%. Acquisitions contributed for an additional 324.5 million gallons or $932.0 million in sales, while the rise in the average retail price of motor fuel accounts for $492.0 million of the increase. As for internal growth, the same-store motor fuel volume dropped by 7.1% in the United States but rose by 4.1% in Canada. Finally, motor fuel revenues were negatively impacted by the depreciation of the Canadian dollar corresponding to approximately $69.7 million.

Gross profit

The merchandise and service gross margin fell by 0.6% in the third quarter of 2009 from 33.6% during the same period last year. In the United States, the gross margin was 32.8%, a slight decrease from 32.9% the previous year but an improvement compared to the 32.3% gross margin posted during the second quarter of fiscal 2009. In Canada, the margin fell to 33.7%, a 1.2% decrease. This drop in the consolidated gross margin as compared to the third quarter of 2008 is due to three factors: 1) some recent acquisitions posted a lower gross margin than the existing network thereby lowering the overall gross margin. This situation should improve as our integration and improved supply terms strategies are implemented; 2) a merchandising strategy in tune with market competitiveness and economic conditions within each market; 3) to a lesser degree than the second quarter of the ongoing fiscal year, a normal increase in inventory spoilage resulting from our strategy to boost our offer of fresh products in stores. Once again, we believe this situation will stabilize itself as the new programs reach their maturity.

During the first three quarters, the merchandise and services gross margin was 33.1%. More specifically, it was 32.5% in the United States and 34.5% in Canada, a decrease of 0.4% in both countries.

During the third quarter, the motor fuel gross margin for our company-operated stores in the United States increased by 3.83¢ per gallon, from 14.38¢ per gallon last year to 18.21¢ per gallon this year. In Canada, the margin fell, reaching Cdn4.38¢ per litre compared with Cdn5.03¢ per litre in the third quarter of 2008. The motor fuel gross margin of our company-operated stores in the United States as well as the impact of expenses related to electronic payment modes for the last eight quarters, beginning with the fourth quarter of the fiscal year ended April 27, 2008 were as follows:

(US cents per gallon)
					Weighted
Quarter	4th	1st	2nd	3rd	average
52-week period ended February 1, 2009
Before deduction of expenses related to electronic payment modes	10.02	15.55	24.88	18.21	17.42
Expenses related to electronic payment modes	4.02	5.07	4.94	3.15	4.19
After deduction of expenses related to electronic payment modes	6.00	10.48	19.94	15.06	13.23
52-week period ended February 3, 2008
Before deduction of expenses related to electronic payment modes	13.12	16.73	13.04	14.38	14.31
Expenses related to electronic payment modes	3.59	4.15	3.82	3.98	3.89
After deduction of expenses related to electronic payment modes	9.53	12.58	9.22	10.40	10.42

As for the 40-week period ended February 1, 2009, the motor fuel gross margin of our company-operated stores in the United States stood at 19.54¢ per gallon, compared to 14.65¢ per gallon during the first three quarters of last fiscal year. In Canada, the margin decreased slightly to 4.76¢ per litre in the first three quarters of fiscal 2009 compared to 5.03¢ per litre last year.

Operating, selling, administrative and general expenses

For the third quarter and the first three quarters of fiscal 2009, operating, selling, administrative and general expenses rose by 3.2% and 8.5%, respectively, compared with last year. For the third quarter, these expenses increased by 10.6% because of acquisitions while they decreased by 6.6% and 2.2% because of the weakening Canadian dollar and the decrease in electronic payment modes expenses, respectively. The remaining difference of 1.4% is chiefly due to a normal increase in operating expenses mainly caused by inflation, partially offset by our management of controllable expenses. For the first three quarters, expenses increased by 8.1% because of acquisitions while they decreased by 2.2% because of the weakening Canadian dollar. The remaining variance of 2.6% for the first three quarters is also mainly due to a normal increase in operating expenses caused by inflation, partially offset by our management of controllable expenses.

Earnings before interests, taxes, depreciation and amortization [EBITDA] 1

EBITDA was $168.1 million for the third quarter and $482.8 million for the first three quarters, up 28.7% and 14.7%, respectively, compared with last year. Acquisitions contributed to EBITDA for an amount of $7.3 million during the quarter and $19.3 million during the first three quarters.

Depreciation and amortization of property and equipment and other assets

For the quarter, the depreciation expense increased because of the investments made through acquisitions and the ongoing implementation of the IMPACT program within our network, partially offset by the impact of sale and leaseback transactions completed during fiscal 2008.

____________________
1 Earnings before interests, taxes, depreciation and amortization is not a performance measure defined by Canadian GAAP, but management, investors and analysts use this measure to evaluate our operating and financial performance. Note that our definition of this measure may differ from the ones used by other public companies.

Financial expenses

For the third quarter, financial expenses decreased by $6.4 million compared with last year while they decreased by $16.1 million during the first three quarters. These decreases are due to the combined reduction in our average borrowings and interest rates.

Income taxes

The income tax rate for the third quarter of 2009 is 29.9% compared to 16.0% for the same quarter last year which reflected the positive effect of the reversal of an unusual income tax expense of $9.9 million. Excluding this reversal, the income tax rate for the third quarter last year stood at 32.4%, or 2.5% higher than this quarter. This decrease comes in great part from the corporate reorganization we put in place at the beginning of the second quarter of fiscal 2009 which resulted in a nonrecurring income tax expense of $8.3 million during the first quarter of fiscal 2009. For the first three quarters of fiscal 2009, the rate is 31.0%. As stated previously, the benefits of the reorganization should continue to positively impact the income tax rate during the next quarters.

Net earnings

We closed the third quarter of fiscal 2009 with net earnings of $71.1 million, which equals $0.37 per share (or $0.36 per share on a diluted basis), compared to $50.5 million last year, an increase of $20.6 million or 40.8%. As for the first three quarters of fiscal 2009, net earnings were at $215.9 million compared to $173.8 million last year.

Liquidity and Capital Resources

Our sources of liquidity remain unchanged compared with the fiscal year ended April 27, 2008, with the exception of our new term revolving unsecured operating credit of a maximum amount of $310.0 million. For further information, please refer to the 2008 Annual Report.

For the quarter and since the beginning of fiscal 2009, we have interest rate swap agreements, which we entered into in 2004 with three banks. The terms of the agreements remain unchanged compared with the information provided in our 2008 Annual Report.

With respect to our capital expenditures, acquisitions and share repurchases carried out in the first three quarters, they were financed using available cash flow. We expect that our cash available from operations together with borrowings available under our revolving unsecured credit facilities, as well as potential sale and leaseback transactions, will meet our liquidity needs in the foreseeable future.

Our credit facilities have not changed with respect to their terms of use since April 27, 2008. As at February 1, 2009, $359.5 million of the Company’s term revolving unsecured operating credits had been used ($335.0 million for the US dollars portion and $24.5 million for the Canadian dollars portion). The weighted average effective interest rate was 1.1% for the US dollar portion and 1.9% for the Canadian dollars portion. We also have a $352.2 million subordinated unsecured debt (nominal value amounting to $350.0 million, net of attributable financing costs of $10.2 million, adjusted for the fair value of the interest rate swaps designated as a fair value hedge of the debt) bearing interest at an effective rate of 8.23% (5.32% taking into account the effect of the interest rate swaps described above) and maturing in 2013. In addition, standby letters of credit in the amount of Cdn$1.0 million and $18.9 million were outstanding as at February 1, 2009.

Selected Consolidated Cash Flow Information

(In millions of US dollars)	16-week periods ended			40-week periods ended
	February 1,	February 3,	Variation	February 1,	February 3,	Variation
	2009	2008		$2009	2008	$
Operating activities
Cash flows (1)	132.4	90.2	42.2	374.4	293.8	80.6
Other	(44.5)	(74.6)	30.1	(79.5)	(67.3)	(12.2)
Net cash provided by operating activities	87.9	15.6	72.3	294.9	226.5	68.4
Investing activities
Purchase of property and equipment, net of proceeds from the disposal of property and equipment	(50.3)	(75.0)	24.7	(133.5)	(162.4)	28.9
Proceeds from sale and leaseback transactions	9.3	134.2	(124.9)	11.9	166.7	(154.8)
Business acquisitions	(0.8)	(12.9)	12.1	(67.0)	(70.4)	3.4
Other	(0.9)	(1.4)	0.5	(6.6)	(2.7)	(3.9)
Net cash (used in) from investing activities	(42.7)	44.9	(87.6)	(195.2)	(68.8)	(126.4)
Financing activities
Decrease in long-term borrowing	(117.1)	(110.3)	(6.8)	(134.7)	(99.1)	(35,6)
Dividends	(5.5)	(7.0)	1.5	(18.8)	(18.7)	(0,1)
Share repurchase	(2.4)	(40.4)	38.0	(46.2)	(48.3)	2,1
Issuance of shares	0.6	0.2	0.4	0.6	4.7	(4,1)
Net cash used in financing activities	(124.4)	(157.5)	33,1	(199.1)	(161.4)	(37.7)
Company credit rating
Standard and Poor’s	BB+	BB		BB+	BB
Moody’s	Ba1	Ba1		Ba1	Ba1
1.

These cash flows are presented for information purposes only and represent a performance measure used especially in financial circles. They represent cash flows from net earnings, plus depreciation and amortization, loss on disposal of assets and future income taxes. They do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Operating activities

During the third quarter of fiscal 2009, net cash from operating activities reached $87.9 million, up $72.3 million from the third quarter of fiscal 2008. This increase is mainly due to higher net earnings during the third quarter of fiscal 2009 compared to last year and to changes in the working capital, including a decrease in accounts receivable and inventories resulting from lower motor fuel retail prices.

Investing activities

During the third quarter of fiscal 2009, our investments were primarily related to the replacement of equipment in some of our stores to enhance our offering of products and services, the addition of new stores as well as the ongoing implementation of our IMPACT program throughout our network.

Financing activities

During the third quarter of fiscal 2009, the decrease in long term debt amounted to $117.1 million, while an amount of $5.5 million in dividends was paid out. In addition, we repurchased shares for a total amount of $2.4 million.

Financial Position as at February 1, 2009

As shown by our indebtedness ratios included in the "Selected Consolidated Financial Information" section and our net cash provided by operating activities, our financial position is excellent.

Our total consolidated assets amounted to $3.1 billion as at February 1, 2009 compared to $3.3 billion as at April 27, 2008. This decrease is the result of four factors:

1.	A decrease in the Company’s cash position mainly as a result of debt repayments and share repurchases;
2.	A decrease in accounts receivables from debit and credit cards driven by lower motor fuel prices;
3.	A drop in motor fuel inventory due to a lower cost;
4.	An overall decrease in assets once translated in U.S. dollars due to a weakening Canadian dollar.

Shareholders’ equity amounted to $1.3 billion as at February 1, 2009, up $71.4 million compared to April 27, 2008, reflecting net earnings generated over the last three quarters, partially offset by a decrease of other cumulative assets in the comprehensive income due to the weakening Canadian dollar.

Contractual Obligations and Commercial Commitments

Other than our new leases related to the Irving Oil partnership mentioned previously, there were no major changes during the 40-week period ended February 1, 2009, with respect to our contractual obligations and commercial commitments. For more information, please refer to our 2008 Annual Report.

Selected Quarterly Financial Information

(In millions of US dollars except for per share data, unaudited)

	40-week period ended February 1, 2009			52-week period ended April 27, 2008				Extract from the 52-week period ended April 29, 2007
Quarter	3rd	2nd	1st	4th	3rd	2nd	1st	4th
Weeks	16 weeks	12 weeks	12 weeks	12 weeks	16 weeks	12 weeks	12 weeks	13 weeks
Revenues	3,911.7	4,556.4	4,319.0	3,705.8	4,590.9	3,499.8	3,573.5	2,972.6
Income before depreciation and amortization of property and equipment and other assets, financial expenses and income taxes	168.1	179.7	135.0	63.7	130.6	135.2	155.1	99.0
Depreciation and amortization of property and equipment and other assets	56.4	41.1	42.9	39.9	53.8	41.1	37.7	34.4
Operating income	111.7	138.6	92.1	23.8	76.8	94.1	117.4	64.6
Financial expenses	10.3	9.3	9.8	9.1	16.7	13.8	15.0	14.4
Net earnings	71.1	97.6	47.2	15.5	50.5	54.2	69.1	33.4
Net earnings per share
Basic	0.37	$0.50	$0.24	$0.08	$0.25	$0.27	$0.34	$0.17
Diluted	0.36	$0.49	$0.24	$0.08	$0.24	$0.26	$0.33	$0.16

Outlook

In the course of the fourth quarter of 2009, we will pursue our investments with caution in order to, amongst other things, deploy our IMPACT program. We believe way me be able to realize acquisitions by seizing opportunities arising from the economic climate and from the attractive access to our credit facilities. In view of current accessibility conditions to capital market and debt, we believe to be in good position to create value. However, we will continue to exercise patience in order to benefit from a fair price in view of current market conditions.

Finally, in line with our business model, we will continue to focus our resources on the sale of fresh products and on innovation, including the introduction of new products and services, in order to satisfy the needs of our large clientele.

March 16, 2009

CONSOLIDATED STATEMENTS OF EARNINGS
(in millions of US dollars, except per share amounts, unaudited)

	16 weeks		40 weeks
For the periods ended	February 1st,	February 3,	February 1st,	February 3,
	2009	2008	2009	2008
	$	$	$	$
Revenues	3,911.7	4,590.9	12,787.1	11,664.2
Cost of sales	3,197.0	3,930.9	10,868.0	9,919.6
Gross profit	714.7	660.0	1,919.1	1,744.6

Operating, selling, administrative and general expenses	546.6	529.4	1,436.3	1,323.7
Depreciation and amortization of property and equipment and other assets	56.4	53.8	140.4	132.6
	603.0	583.2	1,576.7	1,456.3
Operating income	111.7	76.8	342.4	288.3
Financial expenses	10.3	16.7	29.4	45.5
Earnings before income taxes	101.4	60.1	313.0	242.8
Income taxes (Note 9)	30.3	9.6	97.1	69.0
Net earnings	71.1	50.5	215.9	173.8

Net earnings per share (Note 5)
Basic	0.37	0.25	1.11	0.86
Diluted	0.36	0.24	1.09	0.84
Weighted average number of shares (in thousands)	192,919	201,878	194,545	202,366
Weighted average number of shares – diluted (in thousands)	196,979	206,707	198,476	207,527
Number of shares outstanding at end of period (in thousands)	192,778	200,268	192,778	200,268

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions of US dollars, unaudited)

For the periods ended	16 weeks		40 weeks
	February 1st ,	February 3,	February 1st	February 3,
	2009	2008	2009	2008
	$	$	$	$
Net earnings	71.1	50.5	215.9	173.8
Other comprehensive income
Changes in cumulative translation adjustments (1)	(21.3)	(35.7)	(89.0)	35.6
Other comprehensive income	(21.3)	(35.7)	(89.0)	35.6
Comprehensive income	49.8	14.8	126.9	209.4
(1)

For the 16 and 40-week periods ended February 1st , 2009, these amounts include net loss of $29.4 and $140.3, respectively (net loss and net gain of $18.0 and $99.0, respectively, for the 16 and 40-week periods ended February 3, 2008), arising from the translation of US dollar denominated long-term debt designated as a foreign exchange hedge of the Company’s net investment in its U.S. self-sustaining operations.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CAPITAL STOCK
(in millions of US dollars, unaudited)

For the 40-week periods ended	February 1st ,	February 3,
	2009	2008
	$	$
Balance, beginning of period	348.8	352.3
Stock options exercised for cash	0.6	4.7
Fair value of stock options exercised	0.3	1.8
Carrying value of Class A multiple voting shares and Class B subordinate voting shares repurchased and cancelled	(9.6)	(6.3)
Balance, end of period	340.1	352.5

CONSOLIDATED STATEMENTS OF CONTRIBUTED SURPLUS
(in millions of US dollars, unaudited)

For the 40-week periods ended	February 1st ,	February 3,
	2009	2008
	$	$
Balance, beginning of period	15.6	13.4
Stock-based compensation expense (Note 7)	2.3	3.3
Fair value of stock options exercised	(0.3)	(1.8)
Balance, end of period	17.6	14.9

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in millions of US dollars, unaudited)

For the 40-week periods ended	February 1st ,	February 3,
	2009	2008
	$	$
Balance, beginning of period	775.0	681.9
Impact of changes in accounting policies	-	0.9
Balance, beginning of period, as restated	775.0	682.8
Net earnings	215.9	173.8
	990.9	856.6
Dividends	(18.8)	(18.7)
Excess of purchase price over carrying value of Class A multiple voting shares and Class B subordinate voting shares repurchased and cancelled	(30.0)	(30.1)
Balance, end of period	942.1	807.8

CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME
(in millions of US dollars, unaudited)

For the 40-week periods ended	February 1st ,	February 3,
	2009	2008
	$	$
Balance, beginning of period	114.3	97.8
Impact of changes in accounting policies	-	0.4
Balance, beginning of period, as restated	114.3	98.2
Other comprehensive income	(89.0)	35.6
Balance, end of period	25.3	133.8

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of US dollars, unaudited)

For the periods ended	16 weeks		40 weeks
	February 1st ,	February 3,	February 1st ,	February 3,
	2009	2008	2009	2008
	$	$	$	$
Operating activities
Net earnings	71.1	50.5	215.9	173.8
Adjustments to reconcile net earnings to net cash provided by operating activities
Depreciation and amortization of property and equipment and other assets, net of amortization of deferred credits	48.2	47.0	122.7	116.7
Future income taxes	14.3	(7.5)	33.5	6.3
(Gain) loss on disposal of property and equipment and other assets	(1.2)	0.2	2.3	(3.0)
Deferred credits	4.9	4.0	9.0	11.7
Other	6.4	10.2	13.6	19.8
Changes in non-cash working capital	(55.8)	(88.8)	(102.1)	(98.8)
Net cash provided by operating activities	87.9	15.6	294.9	226.5

Investing activities
Purchase of property and equipment	(56.5)	(78.2)	(144.6)	(176.7)
Proceeds from sale and leaseback transactions	9.3	134.2	11.9	166.7
Proceeds from disposal of property and equipment and other assets	6.2	3.2	11.1	14.3
Increase in other assets	(0.9)	(1.6)	(6.6)	(2.9)
Business acquisitions (Note 4)	(0.8)	(12.9)	(67.0)	(70.4)
Deposit reimbursement on business acquisition	-	0.2	-	0.2
Net cash (used in) provided by investing activities	(42.7)	44.9	(195.2)	(68.8)

Financing activities
Net decrease in long-term debt	(117.1)	(110.3)	(134.7)	(99.1)
Dividends paid	(5.5)	(7.0)	(18.8)	(18.7)
Repurchase of Class A multiple voting shares and Class B subordinated voting shares	(2.4)	(40.4)	(46.2)	(48.3)
Issuance of shares	0.6	0.2	0.6	4.7
Net cash provided by financing activities	(124.4)	(157.5)	(199.1)	(161.4)
Effect of exchange rate fluctuations on cash and cash equivalents	(4.5)	(0.2)	(12.4)	11.1
Net (decrease) increase in cash and cash equivalents	(83.7)	(97.2)	(111.8)	7.4
Cash and cash equivalents, beginning of period	187.9	246.3	216.0	141.7
Cash and cash equivalents, end of period	104.2	149.1	104.2	149.1

Supplemental information:
Interest paid	14.7	24.1	33.9	54.9
Income taxes paid	6.5	30.8	53.0	50.4

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in millions of US dollars)

	As at February 1st ,	As at April 27,
	2009	2008
	(unaudited)
	$	$
Assets
Current assets
Cash and cash equivalents	104.2	216.0
Accounts receivable	229.8	251.7
Inventories	391.1	444.5
Prepaid expenses	23.6	8.3
Future income taxes	23.3	24.7
	772.0	945.2
Property and equipment	1,736.7	1,748.3
Goodwill	381.4	402.6
Trademarks and licenses	172.0	170.3
Deferred charges	11.2	13.8
Other assets	54.3	39.5
Future income taxes	16.6	0.9
	3,144.2	3,320.6

Liabilities
Current liabilities
Accounts payable and accrued liabilities	654.7	842.7
Income taxes payable	43.9	18.6
Current portion of long-term debt	2.9	1.2
	701.5	862.5
Long-term debt	728.3	841.0
Deferred credits and other liabilities	258.7	253.8
Future income taxes	130.6	109.6
	1,819.1	2,066.9

Shareholders' equity
Capital stock	340.1	348.8
Contributed surplus	17.6	15.6
Retained earnings	942.1	775.0
Accumulated other comprehensive income	25.3	114.3
	1,325.1	1,253.7
	3,144.2	3,320.6

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

1. CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and have not been subject to a review engagement by the Company’s external auditors. These consolidated financial statements were prepared in accordance with the same accounting policies and methods as the audited annual consolidated financial statements for the year ended April 27, 2008, with the exception of the accounting changes described in Note 2 below. The unaudited interim consolidated financial statements do not include all the information for complete financial statements and should be read in conjunction with the audited annual consolidated financial statements and notes thereto in the Company’s 2008 Annual Report (the 2008 Annual Report). The results of operations for the interim periods presented do not necessarily reflect results expected for the full year. The Company’s business follows a seasonal pattern. The busiest period is the first half-year of each fiscal year, which includes summer’s sales.

2. ACCOUNTING CHANGES

2009

Inventories

On April 28, 2008, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3031, “Inventories”, which replaces Section 3030 of the same name. The new section provides guidance on the basis and method of measurement of inventories and allows for reversal of previous write-downs. The section also establishes new standards on disclosure of accounting policies used, carrying amounts, amounts recognized as an expense, write-downs and the amount of any reversal of any write-downs. This new standard aligns accounting for inventories under Canadian GAAP with International Financial Reporting Standards (IFRS). The adoption of this new Section had no material impact on the Company’s consolidated financial results.

Credit risk and the fair value of financial assets and financial liabilities

On January 20, 2009, the Company adopted retrospectively and without restatement of prior periods the recommendations of the Emerging Issues Committee (EIC) of the CICA relating to the Abstract 173 (EIC-173), “Credit risk and the fair value of financial assets and financial liabilities”. These recommendations provide precisions in determining the fair value of financial assets and financial liabilities, including derivative instruments. The EIC stipulates that an entity’s own credit risk and the credit risk of the counterparty should be taken into consideration in determining the fair value of these items. The adoption of these new recommendations had no material impact on the Company’s consolidated financial results.

3. LONG TERM DEBT

On June 13, 2008, the Company entered into a new credit agreement consisting of a revolving unsecured credit facility of a maximum amount of $310.0 with an initial maturity, terms and conditions similar to those of the other facility the Company already had as at April 27, 2008 as described in Note 17a) presented in the 2008 Annual Report.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

4. BUSINESS ACQUISITIONS

Effective April 29, 2008, the Company purchased 15 company-operated stores from Speedway Superamerica LLC. The acquired stores operate under the Speedway banner in central Illinois, United States. The Company owns the lands related to 14 sites and leases one, while it owns the 15 buildings.

Effective July 8, 2008, the Company purchased 70 company-operated stores from Spirit Energy. For 11 sites, the Company owns the buildings and the lands and leases these same assets for the remaining 59 sites. The acquired stores operate under the Convenient Food Mart banner in the St. Louis Missouri area and nearby central Illinois area.

During the current fiscal year, the Company purchased two stores through two distinct transactions. The Company owns lands and buildings related to both transactions.

These acquisitions were settled for a total cash consideration of $67.0, including direct acquisition costs. The allocations are based on the estimated fair values on the dates of acquisition:

$
Tangible assets acquired
Inventories	11.0
Property and equipment	47.4
Other assets	0.5
Total tangible assets	58.9
Liabilities assumed
Accounts payable and accrued liabilities	1.5
Deferred credits and other liabilities	1.3
Total liabilities	2.8
Net tangible assets acquired	56.1
Goodwill	10.9
Total consideration paid, including direct acquisition costs	67.0

The Company expects that the goodwill related to these transactions will be deductible for tax purposes.

5. NET EARNINGS PER SHARE

	16-week period ended February 1st , 2009			16-week period ended February 3, 2008

		Weighted average	Net		Weighted average	Net
	Net	number of shares	earnings	Net	number of shares	earnings
	earnings	(in thousands)	per share	earnings	(in thousands)	per share
	$		$	$		$

Basic net earnings attributable to Class A and B shareholders	71.1	192,919	0.37	50.5	201,878	0.25

Dilutive effect of stock options		4,060	(0.01)		4,829	(0.01)

Diluted net earnings available for Class A and B shareholders	71.1	196,979	0.36	50.5	206,707	0.24

	40-week period ended February 1st , 2009			40-week period ended February 3, 2008

		Weighted average	Net		Weighted average	Net
	Net	number of shares	earnings	Net	number of shares	earnings
	earnings	(in thousands)	per share	earnings	(in thousands)	per share
	$		$	$		$

Basic net earnings attributable to Class A and B shareholders	215.9	194,545	1.11	173.8	202,366	0.86

Dilutive effect of stock options		3,931	(0.02)		5,161	(0.02)

Diluted net earnings available for Class A and B shareholders	215.9	198,476	1.09	173.8	207,527	0.84

A total of 1,702,675 stock options are excluded from the calculation of the diluted net earnings per share due to their antidilutive effect for the 16 and 40-week periods ended February 1st, 2009. There are 1,462,999 stocks options excluded from the calculation for the 16 and 40-week periods ended February 3, 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

6. CAPITAL STOCK

As at February 1st, 2009, the Company has 53,722,712 (56,072,912 as at February 3, 2008) issued and outstanding Class A multiple voting shares each comprising ten votes per share and 139,055,608 (144,195,182 as at February 3, 2008) outstanding Class B subordinate voting shares each comprising one vote per share.

Effective August 8, 2008, the Company implemented a new share repurchase program which allows to purchase up to 2,693,860 Class A multiple voting shares (representing 5.0% of the 53,877,212 Class A multiple voting shares issued and outstanding as at July 29, 2008) and 14,031,210 Class B subordinate voting shares (representing 10.0% of the 140,312,108 Class B subordinate voting shares of the public float as at July 29, 2008). By making such purchases, the number of issued Class A multiple voting shares and of Class B subordinate voting shares will be reduced and the proportionate interest of all remaining shareholders in the share capital of the Company will be increased on a pro rata basis. All shares repurchased under the share repurchase program will be cancelled. During the third quarter, the Company has repurchased under this program a total of 352,400 Class B subordinate voting shares at an average cost of Cdn$11.85. On a cumulative basis since the implementation of the program, the Company has repurchased a total of 3,000 Class A multiple voting shares at an average cost of Cdn$13.44 and 2,145,000 Class B subordinate voting shares at an average cost of Cdn$13.47.

Pursuant to the previous share repurchase program described in Note 19 of the consolidated financial statements presented in the 2008 Annual report and which expired on August 7, 2008, the Company repurchased 8,800 Class A multiple voting shares during fiscal 2009 at an average cost of Cdn$10.91 and 1,904,100 Class B subordinate voting shares at an average cost of Cdn$10.83.

7. STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

As at February 1st, 2009, 8,995,603 stock options for the purchase of Class B subordinate voting shares are outstanding (8,905,699 as at February 3, 2008). These stock options can be gradually exercised at various dates until January 14, 2019, at an exercise price varying from Cdn$2.38 to Cdn$25.71. Eight series of stock options totaling 254,500 stock options at exercise prices ranging from Cdn$13.45 to Cdn$15.44 were granted since the beginning of the fiscal year.

For the 16 and 40-week periods ended February 1st, 2009, the stock-based compensation costs amount to $0.8 and $2.3, respectively. For the 16 and 40-week periods ended February 3, 2008, the stock-based compensation costs amount to $1.3 and $3.3, respectively.

The fair value of stock options granted is estimated at the grant date using the Black & Scholes option pricing model on the basis of the following weighted average assumptions for the stock options granted during the period:

❑	risk-free interest rate of 3.22%;
❑	expected life of 8 years;
❑	expected volatility of 32.0%;
❑	expected quarterly dividend of Cdn$0.035 per share.

The weighted average fair value of stock options granted since the beginning of the year is Cdn$5.34 (Cdn$8.17 as at February 3, 2008). A description of the Company’s stock-based compensation plan is included in Note 20 of the consolidated financial statements presented in the 2008 Annual Report.

8. EMPLOYEE FUTURE BENEFITS

For the 16 and 40-week periods ended February 1st, 2009, the Company’s total net pension expense included in its consolidated statement of earnings amounts to $1.4 and $4.3, respectively. For the corresponding 16 and 40-week periods ended February 3, 2008, the expense is $1.8 and $4.6, respectively. The Company’s pension plans are described in Note 21 of the consolidated financial statements presented in the 2008 Annual Report.

9. INCOME TAXES

In the first quarter of fiscal 2009, the Company elaborated a corporate reorganization which took effect on July 31, 2008. Accordingly, a $8.3 income tax expense has been recognized during the first quarter while the benefits should be recorded during the subsequent periods of the current fiscal year and should also have a positive effect on the upcoming fiscal years.

On June 9, 2006, the Government of Québec adopted Bill 15 in the National Assembly of Québec, regarding amendments to the Taxation Act and other legislative provisions. As a result, for the 12-week period ended July 23, 2006, the Company recorded an unusual retroactive income tax expense of $9.9. During the 16-week period ended February 3, 2008, the Company reversed this unusual income tax expense following an agreement with the taxing authorities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

10. SEGMENTED INFORMATION

The Company operates convenience stores in the United States and in Canada. It essentially operates in one reportable segment, the sale of goods for immediate consumption and motor fuel through corporate stores or franchise operations. It operates a convenience store chain under several banners, including Couche-Tard, Mac's and Circle K. Revenues from outside sources mainly fall into two categories: merchandise and services and motor fuel.

The following table provides the information on the principal revenue classes as well as geographic information:

	16-week period ended February 1st , 2009			16-week period ended February 3, 2008

	United States	Canada	Total	United States	Canada	Total
	$	$	$	$	$	$
External customer revenues (a)
Merchandise and services	1,104.3	448.8	1,553.1	1,011.3	501.5	1,512.8
Motor fuel	1,989.1	369.5	2,358,6	2,685.6	392.5	3,078.1
	3,093.4	818.3	3,911.7	3,696.9	894.0	4,590.9
Gross Profit
Merchandise and services	362.0	151.2	513.2	332.9	174.9	507.8
Motor fuel	177.5	24.0	201.5	126.7	25.5	152.2
	539.5	175.2	714.7	459.6	200.4	660.0
Property and equipment and goodwill (a)	1,693.2	424.9	2,118.1	1,760.6	351.4	2,112.0

	40-week period ended February 1st , 2009			40-week period ended February 3, 2008

	United States	Canada	Total	United States	Canada	Total
	$	$	$	$	$	$
External customer revenues (a)
Merchandise and services	2,861.7	1,338.4	4,200.1	2,685.5	1,350.9	4,036.4
Motor fuel	7,360.5	1,226.5	8,587.0	6,662.3	965.5	7,627.8
	10,222.2	2,564.9	12,787.1	9,347.8	2,316.4	11,664.2
Gross Profit
Merchandise and services	930.4	461.6	1,392.0	884.1	471.6	1,355.7
Motor fuel	459.8	67.3	527.1	326.2	62.7	388.9
	1,390.2	528.9	1,919.1	1,210.3	534.3	1,744.6

(a)	Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the property and equipment and goodwill.

11. RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET IMPLEMENTED

Acquisitions

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations”, replacing Section 1581 of the same name. The previous Section was removed in order to adopt the relevant extracts of the International Financial Reporting Standard, IFRS 3, also of the same name. The new Section establishes standards for the recognition, measurement, presentation and disclosure of business combinations.

This new standard is applicable to business combinations realized during fiscal years beginning on or after January 1st, 2011. The Company will implement this standard in its first quarter of fiscal year 2012. If the Company realizes significant business combinations, this new Section could have a material impact on its consolidated financial statements, because direct acquisition costs would then be expensed when incurred. The Company’s actual policy is to include these costs in the purchase price of the acquired business.

Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and intangible assets”, replacing Section 3062, “Goodwill and other intangible assets” and Section 3450, “Research and development costs”. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards relating to goodwill are unchanged from the standards included in the previous Section 3062.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

This new standard is applicable to fiscal years beginning on or after October 1st, 2008. The Company will implement this standard in its first quarter of fiscal year 2010 but does not expect it will have a material impact on its consolidated financial statements.

12. SUBSEQUENT EVENTS

On February 2, 2009, the Company announced that it has signed an agreement to acquire 13 stores in the Province of Québec from Exploitation Quali-T Inc., which is part of Groupe Therrien. The transaction is subject to standard closing conditions. The land and buildings of all 13 sites will be leased.

On February 10, 2009, the Company concluded the acquisition of seven company-operated stores operating in the Greensboro and Raleigh areas in North Carolina, United States. Of these sites, the Company leases three lands as well as two buildings and owns the remaining.